October 30, 2020
BY EMAIL

Elizabeth Gioia
Vice President, Corporate Counsel
The Prudential Insurance Company of America
751 Broad Street
Newark, NJ 07102-3777

       Re:    Pruco Life Insurance Company of New Jersey
              Pruco Life of New Jersey Flexible Premium Variable Annuity
Account
              Initial Registration Statement on Form N-4
              File No. 333-248527.

Dear Ms. Gioia:

       The staff has reviewed the above-referenced initial registration statement, which the
Commission received on September 1, 2020, as well as the pre-effective amendment submitted on September 10, 2020. Based on our review, we have the following comments.

1. General

   a. Defined terms used in this letter have the same meaning as in the prospectus.

   b. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

   c. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the guarantees of Pruco Life Insurance
      Company of New Jersey (   Pruco Life of New Jersey   ) under the contract
or whether
      Pruco Life of New Jersey will be solely responsible for payment of contract benefits.

   d. Please confirm that all material state variations of the contract are disclosed in this prospectus. If not, please add appropriate disclosure.

2. EDGAR Class Identifier

       The EDGAR Class identifier for this contract currently reads as:
MyRock NY Advisor
       Variable Annuity;    however, the name of the product in the prospectus:
   MyRock New
 Elizabeth Gioia
October 30, 2020
Page 2 of 4

       York Advisor Variable Annuity.    Please update the EDGAR class
identifier so that it
       exactly matches the product name.

3. Cover Page

       The contract name references the state of New York while the registrant s name references New Jersey. Please clarify whether the contract is being marketed to residents of both states, or principally to residents of New York. Include such disclosure in the summary section of the prospectus as well.

4. Examples (p. 12)

   a. Please confirm that the most expensive combination of features is reflected in the examples.

   b. In the footnote to the expense examples table, the prospectus states that contract owners ability to annuitize in the first Annuity Year may be limited. Please provide further disclosure or a cross-reference to discussion in the prospectus explaining the specifics of this limitation.

5. Requirements for Purchasing the Annuity (p. 24)

   a. Speculative Investing. The registrant states that the contract holder may name as Owner of the Annuity, subject to state availability, a grantor trust with two grantors only if the grantors are designated as Joint Annuitants. Given that this contract is not a national product and is governed by New York and New Jersey law, please provide more tailored
      disclosure describing the ability of contract holders    ability to name
a grantor trust.

   b. On page 25, the registrant states that it reserves the right to further limit, restrict and/or change to whom it will issue an Annuity in the future, to the extent permitted by state law. Given that the contract is governed by New York and New Jersey law, please provide more tailored disclosure regarding this reservation of right.

   c. Additional Purchase Payments. The registrant states that if allowed by applicable state law, currently contract holders may make additional Purchase Payments, provided that the payment is at least $100 (we impose a $50 minimum for electronic funds transfer
      (   EFT   ) purchases). Given that this contract is not a national
product and is governed by
      New York and New Jersey law, please provide more tailored disclosure regarding additional Purchase Payments.

6. Change of Owner, Annuitant and Beneficiary Designations (p. 28)

       The registrant states that the contract holder may change the Owner, Annuitant and
       Beneficiary designations as indicated to the extent permitted by state law. Given that this
 Elizabeth Gioia
October 30, 2020
Page 3 of 4

         contract is not a national product and is governed by New York and New Jersey law, please provide more tailored disclosure regarding such changes in designations.

7. Triggers for Payment of the Death Benefit (p. 47)

         The registrant notes that a contract holder may name as the Owner of the Annuity, subject to state availability, a grantor trust with two grantors only if the grantors are designated as
         Joint Annuitants for the Annuity. Given that this contract is not a national product and is governed by New York and New Jersey law, please provide more tailored disclosure
         describing the ability of contract holders    ability to name a
grantor trust.

8. PRUCO Life of New Jersey and the Separate Account (p. 62)

         In this section, the registrant states that it is licensed to sell life insurance and annuities in
         New Jersey and New York and, accordingly, is subject to the laws of each of those states.
         Please add corresponding disclosure to the cover page and summary section of the contract.

9. Voting Rights (p. 64)

         Pruco Life of New Jersey states that it may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the available
         Investment Options or to approve or disapprove an investment advisory contract for a
         Portfolio. Given that this contract is not a national product and is governed by New York and New Jersey law, please provide more tailored disclosure regarding the disregarding of voting instructions.

10. Financial Statements, Exhibits, and Other Information

         Please provide any financial statements, exhibits, consents, and other required material not included in the registration statements in a pre-effective amendment.

Part C

11. Power of Attorney

         Please provide a power of attorney that relates specifically to this registration statement as required by rule 483(b) under the Securities Act, by either specifically referencing the appropriate Securities Act file number or contract name.
 Elizabeth Gioia
October 30, 2020
Page 4 of 4

       We remind you that the Pruco Life Insurance Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

        Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

      If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov.

                                                       Sincerely,

                                                       /s/

                                                       Alberto H. Zapata
                                                       Senior Counsel
                                                       Disclosure Review and
Accounting Office


cc:    Sumeera Younis, Branch Chief
       Andrea Ottomanelli Magovern, Assistant Director